FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the month of May 2011

Commission File Number            0-16174

          TEVA PHARMACEUTICAL INDUSTRIES LIMITED
(Translation of registrant’s name into English)

5 Basel Street, P.O. Box 3190
          Petach Tikva 49131  Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Entry into a Material Definitive Agreement

Merger Agreement

On May 1, 2011, Teva Pharmaceutical Industries Ltd., an Israeli corporation (“Teva”), Copper Acquisition Corp., a Delaware corporation and an indirect wholly owned subsidiary of Teva (“Merger Sub”), and Cephalon, Inc., a Delaware corporation (“Cephalon”), entered into an Agreement and Plan of Merger, dated as of May 1, 2011 (the “Merger Agreement”). Upon the terms and subject to the conditions contained in the Merger Agreement, Merger Sub will be merged with and into Cephalon (the “Merger”), with Cephalon surviving as an indirect wholly-owned subsidiary of Teva.

At the effective time of the Merger, each outstanding share of Cephalon’s common stock (the “Common Stock”), including restricted stock awards, other than those held by Cephalon, Teva or Merger Sub, and other than those shares with respect to which appraisal rights are properly exercised and not withdrawn, will be converted into the right to receive $81.50 in cash, without interest. Each option to purchase Cephalon’s Common Stock that is outstanding and unexercised immediately prior to the effective time of the Merger will be cancelled in exchange for the right to receive the excess of $81.50 over the exercise price of such option, less applicable taxes required to be withheld.

Consummation of the Merger is subject to certain conditions, including, among others (i) approval of the Merger by Cephalon’s stockholders, (ii) the expiration or termination of the applicable waiting periods under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and approval of the Merger by the European Commission pursuant Council Regulation 139/2004 of the European Community, as amended, and (iii) the absence of any material adverse effect on Cephalon’s business. The Merger is not conditioned upon the receipt by Teva of financing.

Each of Teva, Merger Sub and Cephalon have made representations and warranties in the Merger Agreement. Cephalon has also agreed to various covenants and agreements, including, subject to certain exceptions, (i) not to solicit alternative transactions or enter into discussions concerning, or provide non-public information to third parties in connection with, any alternative transaction and (ii) to call and hold a stockholder meeting and recommend that Cephalon’s stockholders adopt the Merger Agreement. The parties have also agreed to use their reasonable best efforts to cause the Merger to be consummated.

The Merger Agreement contains specified termination rights for the parties, including the right of Cephalon in certain circumstances to terminate the Merger Agreement and accept a Superior Proposal (as defined in the Merger Agreement). The Merger Agreement also provides that, in certain circumstances, Cephalon would be required to pay Teva a termination fee of $275 million.

The foregoing description of the Merger, the Merger Agreement and the transactions contemplated thereby does not purport to be complete and is subject to and qualified in its entirety by reference to the Merger Agreement, a copy of which is attached hereto as Exhibit 2.1 and the terms of which are incorporated herein by reference.

The Merger Agreement has been included to provide investors and security holders with information regarding its terms. It is not intended to provide any other factual information about Teva. The representations, warranties and covenants contained in the Merger Agreement were made only for purposes of that agreement and as of specific dates, were solely for the benefit of the parties to the Merger Agreement, and may be subject to limitations agreed upon by the contracting parties, including being qualified by confidential disclosures made for the purposes of allocating contractual risk between the parties to the Merger Agreement instead of establishing these matters as facts, and may be subject to standards of materiality applicable to the contracting parties that differ from those applicable to investors. Investors are not third-party beneficiaries under the Merger Agreement and should not rely on the representations, warranties and covenants or any descriptions thereof as characterizations of the actual state of facts or condition of Teva, Merger Sub, Cephalon or any of their respective subsidiaries or affiliates. Moreover, information concerning the subject matter of the representations and warranties may change after the date of the Merger Agreement, which subsequent information may or may not be fully reflected in Teva’s public disclosures.

Financial Statements and Exhibits

Exhibits

Exhibit No.	Description

2.1	Agreement and Plan of Merger, dated as of May 1, 2011, by and among Teva Pharmaceutical Industries Limited, Copper Acquisition Corp. and Cephalon, Inc.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TEVA PHARMACEUTICAL INDUSTRIES LIMITED
(Registrant)

	By:	/s/ Eyal Desheh
	Name:	Eyal Desheh
	Title:	Chief Financial Officer

Date: May 3, 2011